# ICI MUTUAL INSURANCE COMPANY,
## a Risk Retention Group

### INVESTMENT COMPANY BLANKET BOND

### RIDER NO. 5

| INSURED | BOND NUMBER |
|---|---|
| **JPMorgan Value Opportunities Fund, Inc.** | **87165112B** |

| EFFECTIVE DATE | BOND PERIOD | AUTHORIZED REPRESENTATIVE |
|---|---|---|
| **October 19, 2013** | **December 31, 2012 to December 31, 2013** | **/S/ Catherine Dalton** |

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective October 19, 2013, to be:

|  | | <u>Limit of Liability</u> |
|---|---|---|
| Insuring Agreement A- | FIDELITY | $50,000 |
| Insuring Agreement B- | AUDIT EXPENSE | $50,000 |
| Insuring Agreement C- | ON PREMISES | $50,000 |
| Insuring Agreement D- | IN TRANSIT | $50,000 |
| Insuring Agreement E- | FORGERY OR ALTERATION | $50,000 |
| Insuring Agreement F- | SECURITIES | $50,000 |
| Insuring Agreement G- | COUNTERFEIT CURRENCY | $50,000 |
| Insuring Agreement H- | UNCOLLECTIBLE ITEMS OF DEPOSIT | $25,000 |
| Insuring Agreement J- | COMPUTER SECURITY | $50,000 |

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN4.0-02 (10/08)